TD BANK GROUP • FIRST QUARTER 2025

• EARNINGS NEWS RELEASE

TD Bank Group Reports First Quarter 2025 Results

Earnings News Release

•
Three months ended January 31, 2025
This quarterly Earnings News Release should

be read in conjunction with the Bank’s

unaudited first quarter 2025 Report

to Shareholders for the three months
ended January 31,

2025,

prepared in accordance with International

Financial Reporting Standards (IFRS)

as issued by the International

Accounting Standards
Board (IASB), which is available on our website

at http://www.td.com/investor/.

This analysis is dated February 26, 2025.

Unless otherwise indicated, all amounts
are expressed in Canadian dollars, and have

been primarily derived from the Bank’s

Annual or Interim Consolidated Financial

Statements prepared in accordance
with IFRS. Certain comparative amounts

have been revised to conform with the

presentation adopted in the current period.

Additional information relating to the
Bank is available on the Bank’s website

at http://www.td.com,

as well as on SEDAR+

at http://www.sedarplus.ca and on the U.S. Securities

and Exchange
Commission’s (SEC) website at http://www.sec.gov

(EDGAR filers section).
Reported results conform with generally

accepted accounting principles (GAAP),

in accordance with IFRS.

Adjusted results are non-GAAP financial

measures.
For additional information about the Bank’s use

of non-GAAP financial measures, refer

to “Significant and Subsequent Events” and

“Non-GAAP and Other
Financial Measures” in the “How We Performed”

section of this document.
FIRST QUARTER FINANCIAL HIGHLIGHTS,

compared with the first quarter last year:
●
Reported diluted earnings per share were

$1.55, compared with $1.55.
●
Adjusted diluted earnings per share were

$2.02, compared with $2.00.
●
Reported net income was $2,793 million,

compared with $2,824 million.
●
Adjusted net income was $3,623 million,

compared with $3,637 million.
FIRST QUARTER ADJUSTMENTS (ITEMS

OF NOTE)
The first quarter reported earnings figures

included the following items of note:
●
Amortization of acquired intangibles

of $61 million ($52 million after tax or 3

cents per share), compared with $94 million

($79 million after tax or
4 cents per share) in the first quarter last

year.
●
Acquisition and integration charges related

to the Cowen acquisition of $52 million

($41 million after tax or 2 cents per share),

compared with
$117 million ($93 million after tax or 5 cents per share)

in the first quarter last year.
●
Impact from the terminated First Horizon

Corporation (FHN) acquisition-related

capital hedging strategy of $54 million ($41

million after tax or
2 cents per share), compared with $57 million

($43 million after tax or 2 cents per

share) in the first quarter last year.
●
U.S. balance sheet restructuring of $927

million ($696

million after tax or 40 cents per share).
TORONTO
, February 27, 2025 – TD Bank Group (“TD” or

the “Bank”) today announced its financial results

for the first quarter ended January 31, 2025. Reported

and
adjusted earnings were $2.8 billion and $3.6 billion,

respectively, relatively flat

compared with the first quarter last year.
“TD started the year with strong momentum and record revenue across many of our businesses. While expenses remain

somewhat elevated, we delivered solid earnings,
which positions us well as we begin the new fiscal year,”

said Raymond Chun, Group President and Chief Executive

Officer, TD Bank Group.

“U.S. AML remediation remains
our top priority and we continue to make consistent progress to strengthen the Bank. The strategic review is

advancing as planned, and we have taken early

action, such as
our divestiture of Schwab, as we develop our strategy

and roadmap for the future.”
Canadian Personal and Commercial Banking delivered

record revenue supported by continued volume growth
Canadian Personal and Commercial Banking net income was

$1,831 million, an increase of 3% compared to the first

quarter last year. This increase

reflects higher revenue,
partially offset by higher non-interest expenses and provisions for credit losses (PCL). Revenue was a record $5,149

million, an increase of 5%, primarily reflecting loan

and
deposit volume growth.

This quarter, the Canadian Personal Bank

continued to build momentum, including deepening

customer relationships by launching Real Estate Secured

Lending and
Investing specialists in its highest opportunity branches.

In addition, the TD Aeroplan Visa Infinite Card

was recognized by Rewards Canada as Canada

’s top airline credit
card for the fourth year in a row
1
. In Business Banking, TD Auto Finance achieved record retail originations this quarter and a significant expansion

of new dealer floor plan
relationships.

The U.S. Retail Bank delivered continued momentum

while making progress on balance sheet restructuring
U.S. Retail reported net income for the quarter was $342

million (US$247 million), down 61% (62% in U.S. dollars),

compared with the first quarter last year.

On an adjusted
basis, net income was $1,038 million (US$736 million),

down 12% (15% in U.S. dollars). Reported net income

for the quarter from the Bank’s investment in

The Charles
Schwab Corporation (“Schwab”) was $199 million (US$142 million),

up 3% (down 1% in U.S. dollars), compared with

the first quarter last year.
The U.S. Retail Bank, which excludes the Bank’s investment

in Schwab, reported net income was $143 million (US$10

5

million), down 79% (79% in U.S. dollars), compared
with the first quarter last year, primarily

reflecting the impact of balance sheet restructuring activities,

governance and control investments including the

Bank’s U.S. BSA/AML
remediation program, and higher PCL, partially offset

by the impact of the FDIC special assessment charge in the

first quarter last year. On

an adjusted basis, net income was
$839 million (US$594 million), down 15% (18% in U.S.

dollars) compared with the first quarter last year,

reflecting higher non-interest expenses and higher PCL,

partially
offset by higher revenue.
This quarter, the U.S. Retail Bank continued

to deliver operating momentum, with its fifth consecutive

quarter of personal deposit growth and double-digit

growth in
U.S. Wealth assets year-over-year.

The business also made significant progress in its

balance sheet restructuring strategy to ensure it can continue to support its customers’
needs under the asset limitation.
Wealth Management and Insurance delivered record

Wealth revenue, earnings and assets, and

strong Insurance premium growth
Wealth Management and Insurance net income

was $680 million, an increase of 23% compared with

the first quarter last year, driven

by record revenue, earnings and assets
in Wealth Management and strong insurance premiums

growth. This quarter’s 15% revenue increase reflected insurance premiums growth and higher fee-based revenue
driven by market and asset growth, as well as higher interest income from deposits and increased transaction

revenue.

1
Awarded by AwardsCanada.ca on January 3, 2025: https://rewardscanada.ca/TopTravelCreditCard/

TD BANK GROUP • FIRST QUARTER 2025

• EARNINGS NEWS RELEASE

This quarter, Wealth Management

and Insurance continued to deliver investment excellence

and innovative solutions.

TD Direct Investing was ranked #1 Digital Brokerage in
Canada by The Globe and Mail for the third consecutive

year. TD Asset Management received

24 Fundata FundGrade A+® Awards and was

recognized in six categories at
the 2024 Canada LSEG Lipper Fund Awards. In addition,

TD Insurance, with TD Securities as joint bookrunner,

diversified its reinsurance capacity by becoming

the first
Canadian insurer to sponsor a catastrophe bond solely focused on catastrophe perils in Canada.

Wholesale Banking delivered record revenue driven by

its Global Markets business
Wholesale Banking reported net income for the quarter was

$299 million, an increase of 46% compared with the first

quarter last year, primarily reflecting

higher revenue,
partially offset by higher PCL and non-interest expenses.

On an adjusted basis, net income was $339 million,

an increase of 14% compared with the first quarter last

year.
Revenue for the quarter was a record $2 billion,

an increase of 12% compared with the first quarter last

year, primarily reflecting higher

trading-related revenue and
underwriting fees.
Wholesale Banking continued to drive growth from the enhanced capabilities of the franchise. TD Cowen won the

2024 IFR U.S. Mid-Market Equity House Award,

which
recognizes the leading underwriter of U.S. equity offerings

between US$50-US$500 million. Following the quarter

end, TD Cowen also acted as a lead bookrunner on the
marquee US$15 billion secondary offering of Schwab

shares by TD, an important milestone.
Capital
TD’s Common Equity Tier 1 Capital

ratio was 13.1%.

Conclusion
“TD’s strength and stability,

combined with our unrelenting focus on meeting the

needs of our customers and clients, will serve the Bank well in this period of geopolitical

and
macroeconomic uncertainty,

”

added Chun. “I want to thank our colleagues across

the globe for their tremendous efforts and commitment.

”
The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”

on page 3.

TD BANK GROUP • FIRST QUARTER 2025

• EARNINGS NEWS RELEASE

Caution Regarding Forward-Looking Statements
From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities

and
Exchange Commission (SEC), and in other communications. In addition, representatives of the

Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made
pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995.
Forward-looking statements include, but are not limited to, statements made in this document,

the Management’s Discussion and Analysis (“2024 MD&A”) in the Bank’s 2024 Annual Report under the heading

“Economic
Summary and Outlook”, under the headings “Key Priorities for 2025” and “Operating Environment and

Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance,

and
Wholesale Banking segments, and under the heading “2024 Accomplishments and Focus for

2025” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for

2025 and beyond
and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance.

Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”,

“expect”, “anticipate”, “intend”, “estimate”, “forecast”, “outlook”, “plan”, “goal”, “target”, “possible”,

“potential”, “predict”,
“project”, “may”, and “could” and similar expressions or variations thereof, or the negative thereof,

but these terms are not the exclusive means of identifying such statements. By their very nature, these forward-looking
statements require the Bank to make assumptions and are subject to inherent risks and uncertainties,

general and specific. Especially in light of the uncertainty related to the physical, financial, economic,

political, and
regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements.

Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit,

market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, process, systems, data, third-party, fraud, infrastructure, insider and conduct), model, insurance, liquidity, capital adequacy, legal and regulatory compliance (including financial crime), reputational, environmental and social, and other risks.

Examples of such risk factors include general business and economic conditions in the regions in which the Bank operates (including the economic, financial, and other impacts of pandemics); geopolitical risk (including the
potential impact of new or elevated tariffs); inflation, interest rates and recession uncertainty; regulatory oversight and compliance risk; risks associated with the Bank’s ability to satisfy the terms of the global resolution of
the investigations into the Bank’s U.S. Bank Secrecy Act

(BSA)/anti-money laundering (AML) program; the impact of the global resolution of the investigations into the Bank’s U.S. BSA/AML program on the Bank’s businesses, operations, financial condition, and reputation; the ability of the Bank to execute on long-term strategies,

shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions
and integration of acquisitions, the ability of the Bank to achieve its financial or strategic objectives with respect to its investments, business retention plans, and other strategic plans; technology and cyber security risk
(including cyber-attacks, data security breaches or technology failures) on the Bank’s technologies, systems and networks,

those of the Bank’s customers (including their own devices), and third parties providing services to
the Bank; data risk; model risk; fraud activity; insider risk; conduct risk; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other
risks arising from the Bank’s use of third-parties; the impact of new and changes to, or application of, current laws,

rules and regulations, including without limitation consumer protection laws and regulations, tax laws, capital guidelines and liquidity regulatory guidance; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology;
environmental and social risk (including climate-related risk); exposure related to litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes in foreign exchange rates, interest
rates, credit spreads and equity prices; downgrade, suspension or withdrawal of ratings assigned by any rating agency, the value and market price of the Bank’s common shares and other securities may be impacted by market conditions and other factors; the interconnectivity of financial institutions including existing and potential international debt crises; increased funding costs and market volatility due to market illiquidity and competition
for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; and the occurrence of natural and unnatural catastrophic events and claims resulting from such
events.

The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk

Factors and
Management” section of the 2024 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings
“Significant Events”, “Significant and Subsequent Events” or “Update on U.S. Bank Secrecy

Act (BSA)/Anti-Money Laundering (AML) Program Remediation and Enterprise AML Program Improvement

Activities“ in the
relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2024 MD&A under the headings “Economic Summary and Outlook” and “Significant Events”,

under
the headings “Key Priorities for 2025” and “Operating Environment and Outlook” for the Canadian

Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2024 Accomplishments and Focus for 2025” for the Corporate segment,

each as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable).

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank
does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.
This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors,

on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • FIRST QUARTER 2025

• EARNINGS NEWS RELEASE

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2025 2024 2024
Results of operations
Total revenue – reported $ 14,049 $ 15,514 $ 13,714
Total revenue – adjusted
1
15,030 14,897 13,771
Provision for (recovery of) credit losses 1,212 1,109 1,001
Insurance service expenses (ISE) 1,507 2,364 1,366
Non-interest expenses – reported 8,070 8,050 8,030
Non-interest expenses – adjusted
1
7,983 7,731 7,125
Net income (loss) – reported 2,793 3,635 2,824
Net income – adjusted
1
3,623 3,205 3,637
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses $ 965.3 $ 949.5 $ 904.3
Total assets 2,093.6 2,061.8 1,910.9
Total deposits 1,290.5 1,268.7 1,181.3
Total equity 119.0 115.2 112.4
Total risk-weighted assets
2
649.0 630.9 579.4
Financial ratios
Return on common equity (ROE) – reported
3
10.1% 13.4% 10.9%
Return on common equity – adjusted
1
13.2 11.7 14.1
Return on tangible common equity (ROTCE)
1,3
13.4 17.8 14.9
Return on tangible common equity – adjusted
1
17.2 15.4 18.7
Efficiency ratio – reported
3
57.4 51.9 58.6
Efficiency ratio – adjusted, net of ISE
1,3,4
59.0 61.7 57.4
Provision for (recovery of) credit losses

as a % of net

average loans and acceptances 0.50 0.47 0.44
Common share information – reported (Canadian dollars)
Per share earnings (loss)
Basic $ 1.55 $ 1.97 $ 1.55
Diluted 1.55 1.97 1.55
Dividends per share 1.05 1.02 1.02
Book value per share
3
61.61 59.59 57.34
Closing share price
5
82.91 76.97 81.67
Shares outstanding (millions)
Average basic 1,749.9 1,748.2 1,776.7
Average diluted 1,750.7 1,749.3 1,778.2
End of period 1,751.7 1,750.1 1,772.1
Market capitalization (billions of Canadian dollars) $ 145.2 $ 134.7 $ 144.7
Dividend yield
3
5.4% 5.0% 4.9%
Dividend payout ratio
3
67.8 51.8 65.7
Price-earnings ratio
3
17.5 16.3 13.1
Total shareholder return (1 year)
3
6.9 4.5 (6.9)
Common share information – adjusted (Canadian dollars)
Per share earnings
Basic $ 2.02 $ 1.72 $ 2.01
Diluted 2.02 1.72 2.00
Dividend payout ratio 51.9% 59.2% 50.7%
Price-earnings ratio 10.6 9.9 10.6
Capital ratios
3
Common Equity Tier 1 Capital ratio 13.1% 13.1% 13.9%
Tier 1 Capital ratio 14.7 14.8 15.7
Total Capital ratio 17.0 16.8 17.6
Leverage ratio 4.2 4.2 4.4
TLAC ratio 29.5 28.7 30.8
TLAC Leverage ratio 8.5 8.1 8.6
1
The Toronto-Dominion Bank (“TD”

or the “Bank”) prepares its Interim Consolidated Financial Statements in accordance with IFRS,

the current GAAP, and

refers to results prepared in
accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall Bank performance. To

arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to “Significant and Subsequent Events”

and “How We
Performed” sections

of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results. Non-GAAP financial measures and ratios used
in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.
2
These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy

Requirements,
Leverage Requirements, and Total Loss

Absorbing Capacity (TLAC) guidelines. Refer to the “Capital Position” section in the first quarter of 2025 Management’s Discussion and Analysis
(MD&A) for further details.

3

For additional information about this metric, refer to the Glossary in the first quarter of 2025 MD&A,

which is incorporated by reference.
4

Efficiency ratio – adjusted, net of ISE is calculated by dividing adjusted non-interest expenses by adjusted total revenue, net of ISE. Adjusted total revenue, net of ISE –
Q1 2025: $13,523 million, Q4 2024: $12,533 million, Q1 2024: $12,405 million.
5

Toronto Stock Exchange closing market

price.

TD BANK GROUP • FIRST QUARTER 2025

• EARNINGS NEWS RELEASE

SIGNIFICANT AND SUBSEQUENT EVENTS

Sale of Schwab Common Shares
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab

through a registered offering and share repurchase

by Schwab.
Immediately prior to the sale, TD held 184.7

million shares of Schwab’s common stock, representing

10.1% economic ownership. The sale of

the shares resulted
in proceeds of approximately $21.0 billion

(US$14.6 billion). In the second quarter

of fiscal 2025, the Bank is expected

to recognize a net gain on sale of its
investment in Schwab of approximately $8.6

billion (US$5.8 billion). This gain is net of

the release of related cumulative foreign currency

translation from AOCI, the
release of AOCI on designated net investment

hedging items, direct transaction costs, and

taxes. The Bank will also recognize $0.2

billion of underwriting fees in
its Wholesale segment as a result of TD

Securities acting as a lead bookrunner on

the transaction.

The transaction is expected to increase

Common Equity Tier 1 (CET1) capital by approximately

238 bps, based on the Bank’s CET1 capital

as at
January 31, 2025. Additionally, assuming the $8.0 billion planned share repurchases

pursuant to the Bank’s proposed normal course issuer

bid were completed as
of January 31, 2025, the Bank’s pro forma CET1

capital as at January 31, 2025 would be

approximately 14.2%. The Bank

continues to have a business
relationship with Schwab through the IDA Agreement.

The Bank will discontinue recording

its share of earnings available to common

shareholders from its
investment in Schwab in the second quarter

of fiscal 2025.
UPDATE ON U.S. BANK

SECRECY ACT (BSA)/ANTI-MONEY LAUNDERING (AML

)

PROGRAM REMEDIATION

AND
ENTERPRISE AML PROGRAM IMPROVEMENT ACTIVITIES
As previously disclosed in the Bank’s 2024

MD&A, on October 10, 2024, the Bank announced

that, following active cooperation and engagement

with authorities
and regulators, it reached a resolution of previously

disclosed investigations related to its

U.S. BSA/AML compliance programs (the “Global

Resolution”). The Bank
and certain of its U.S. subsidiaries consented

to orders with the Office of the Comptroller

of the Currency (OCC), the Federal Reserve

Board, and the Financial
Crimes Enforcement Network (FinCEN) and

entered into plea agreements with the

Department of Justice (DOJ), Criminal

Division, Money Laundering and Asset
Recovery Section and the United States

Attorney’s Office for the District of New Jersey. The Bank is focused on meeting the terms of the consent orders and

plea
agreements, including meeting its requirements

to remediate the Bank’s U.S. BSA/AML programs.

In addition, the Bank is also undertaking several

improvements
to the Bank’s enterprise-wide AML/Anti-Terrorist Financing and Sanctions Programs

(“Enterprise AML Program”).
For additional information on the Global

Resolution, the Bank’s U.S. BSA/AML program

remediation activities, the Bank’s Enterprise

AML Program improvement
activities, and the risks associated with the

foregoing, see the “Significant Events – Global

Resolution of the Investigations into the Bankְ’s U.S. BSA/AML

Program”
and “Risk Factors That May Affect Future Results

– Global Resolution of the Investigations into

the Bank’s U.S. BSA/AML Program” sections of

the Bank’s
2024 MD&A.
Remediation of the U.S. BSA/AML Program
The Bank remains focused on remediating

its U.S. BSA/AML program to meet the requirements

of the Global Resolution. The Bank continues

to expect to have
the majority of its management remediation

actions implemented in calendar 2025 and

continues to expect U.S. BSA/AML remediation

and related governance
and control investments of approximately

US$500 million pre-tax in fiscal 2025
2
. Remaining management implementations are

planned for calendar 2026 and into
calendar 2027. Sustainability and testing activities

are planned for calendar 2026 and

calendar 2027 following management implementations,

and the Bank is
targeting to have the Suspicious Activity

Report lookback to be completed in calendar

2027 per the OCC consent order. As noted in the Bank’s 2024

MD&A, all
management remediation actions will be

subject to validation by the Bank’s internal audit function,

followed by the review and acceptance by

the appointed
monitor, demonstrated sustainability, and, ultimately, the review and approval of the Bank’s U.S. banking regulators and the DOJ. The following

graph illustrates
the Bank’s expected remediation plan and progress

on a calendar year basis,

based on its work to date:
As noted in the Bank’s 2024 MD&A including in

the “Risk Factors That May Affect Future

Results – Global Resolution of the Investigations

into the Bank’s U.S.
BSA/AML Program” section thereof, the Bank’s

remediation timeline is based on the Bank’s

current plans, as well as assumptions

related to the duration of
planning activities, including the completion

of external benchmarking and lookback

reviews. As an example, as the Bank

undertakes the lookback reviews, the
Bank may be required to further expand

the scope of the review, either in terms of the subjects being addressed and/or the time period reviewed.

The Bank’s
ability to meet its planned remediation milestones

assumes that the Bank will be able

to successfully execute against its

U.S. BSA/AML remediation program plan,
which is subject to inherent risks and uncertainties

including the Bank’s ability to attract and

retain key employees, the ability of third

parties to deliver on their
contractual obligations, and the successful

development and implementation of required

technology solutions. Furthermore, the execution

of the U.S. BSA/AML
remediation plan, including these planned

milestones, will not be entirely within the Bank’s

control because of various factors such as (i)

the requirement to obtain
regulatory approval or non-objection before

proceeding with various steps, and (ii) the

requirement for the various deliverables

to be acceptable to the regulators
and/or the monitor.

While substantial work remains, the

Bank has made progress on its U.S. BSA/AML

program remediation activities over the

first fiscal quarter of 2025, including:

2

The total amount expected to be spent on remediation and governance and control investments is subject to inherent uncertainties and may vary based on the scope of work in the U.S.
BSA/AML remediation plan which could change as a result of additional findings that are identified as work progresses as well as the Bank’s ability to successfully execute against the
U.S. BSA/AML remediation program in accordance with the U.S. Retail segment’s fiscal 2025 plan.

TD BANK GROUP • FIRST QUARTER 2025

• EARNINGS NEWS RELEASE

1)

the Bank submitted a list of candidates for

the monitorship to both the DOJ and

FinCEN, and they both approved the use of

the same Independent
Compliance Monitor on a go-forward basis;
2)

the implementation of enhanced investigation

practices including the implementation

of technology which centralizes all new investigative

cases in a
single system to provide unified data sets

to help manage financial crime risk

with a single view of the customer;
3)

the continued hiring of investigative analysts,

with the U.S. investigative analyst team

up 4% in size in the first fiscal quarter of

2025;
4)

the completion of the design of machine learning

tools that help analyze customer data to

more effectively and rapidly detect potential activity

of
interest;
5)

the introduction of new reporting on workloads

that has improved the Bank’s ability to forecast resource

needs; and
6)

completed development of a detailed plan

to improve employee accountability

mechanisms to ensure that there are clear

consequences that are
understood throughout the organization.
For the second and third fiscal quarters of

2025, the Bank’s focus will be on the following remediation

activities:
1)

hiring of additional investigative analysts

to help manage case volumes which are

expected to be higher as additional monitoring

capabilities continue
to be implemented;
2)

the implementation of incremental enhancements

for transaction monitoring and client

onboarding, including the implementation of

a further round of
scenarios into the Bank’s transaction monitoring

system;

3)

the introduction of updated investigative procedures

that contain additional guidance on analyzing

customer activity; and
4)

the implementation of machine learning analysis

capabilities beginning in the third fiscal quarter

of 2025.
As noted in the Bank’s 2024 MD&A,

to help ensure that the Bank can continue

to support its customers’ financial needs

in the U.S. while not exceeding the
limitation on the combined total assets of

the U.S. Bank, the Bank is focused on executing

multiple U.S. balance sheet restructuring actions

in fiscal 2025. Refer to
the “Update on U.S. Balance Sheet Restructuring”

section of the U.S. Retail segment section

for additional information on these actions.

For additional information
about expenses associated with the Bank’s

U.S. BSA/AML program remediation activities,

refer to the U.S. Retail segment

section.
Assessment and Strengthening of the

Bank’s Enterprise AML Program
The Bank is continuing to implement improvements

to the Enterprise AML Program and

continues to target implementation of

the majority of its Enterprise AML
Program remediation and enhancement actions

by the end of calendar 2025. As noted in

the Bank’s 2024 MD&A, once implemented,

those remediation and
enhancement actions will then be subject to internal

review, challenge and validation of the activities. Following the end of the first fiscal quarter, the Financial
Transactions and Reports Analysis Centre of Canada

(“FINTRAC”) commenced a review of

certain remediation steps that the Bank has

taken to date to address
the FINTRAC violations. This review is ongoing,

and subject to the outcome, may result

in additional regulatory actions.
As noted in the “Risk Factors That May

Affect Future Results – Global Resolution of

the Investigations into the Bank’s U.S. BSA/AML

Program” section of the
Bank’s 2024 MD&A, the remediation and enhancement

of the Enterprise AML program is exposed

to similar risks as noted in respect

of the remediation of the
Bank’s U.S. BSA/AML program. In particular, as the Bank makes remediation and enhancements to the

Enterprise AML Program, it expects an

increase in
identification of reportable transactions and/or

events, which will add to the operational

backlog in the Bank’s Financial Crime

Risk Management (FCRM)
investigations processing that the Bank currently

faces, but is working towards remediating,

across the enterprise. In addition, as the

Bank continues its
remediation and improvement activities of

the Enterprise AML Program, it continues

to assess (i) whether issues that have

been, and continue to be, identified in
the U.S. BSA/AML program exist in the Enterprise

AML Program in Canada, Europe or

Asia, and (ii) the impact of such issues. The results

of these assessments
may also broaden the scope of the remediation

and improvements required for the

Enterprise AML Program. Furthermore, the

Bank’s regulators or law
enforcement agencies may identify other issues

with the Bank’s Enterprise AML Program,

which may result in additional regulatory

actions.

While substantial work remains, the

Bank has made progress on the improvements

to the Enterprise AML Program over the

first fiscal quarter of 2025, including:

1) the consolidation of the Enterprise and

the U.S. AML mandates under the leadership

of the Global Head of FCRM, in order to better

enable strong
and consistent engagement, and delivery of improvements

across both the U.S. and Enterprise

AML programs;
2) additional improvements in the Bank’s process

and procedural guidance, including

additional targeted training across FCRM

and individual business
lines; and
3)

hiring of additional investigative analysts,

to help improve management of case volumes,

with further expansion planned in future fiscal

quarters.

For the second and third fiscal quarters of

2025, the Bank’s focus will be on the following improvements to the Enterprise AML Program:

1) the implementation of a new centralized

case management tool that is already in production

in the U.S. through the rest of the Bank,

with the goal of
strengthening oversight and investigations of identified

FCRM risks;
2) the implementation of technology initiatives

to consolidate electronic document and data

availability to help improve timeliness of

monitoring and
oversight of escalated AML issues; and
3) the continued rollout of an enhanced risk

assessment methodology and tools to

strengthen identification and measurement

of FCRM risks across
clients, products, and transactions, supported

by improved data capabilities.

TD BANK GROUP • FIRST QUARTER 2025

• EARNINGS NEWS RELEASE

HOW WE PERFORMED

ECONOMIC SUMMARY AND OUTLOOK

The evolution of geopolitical and trade-related

risks maintains a high degree of uncertainty

on both the economic outlook and the inflation

trajectory. However,
absent a significant materialization of negative

risks, the global economy remains on

track for a solid growth performance

in calendar 2025. A moderate slowdown
in the U.S. expansion over the past year and

still-soft conditions in Canada, the E.U. and

the U.K., has helped to cool inflation and

enabled central banks to lower
interest rates. TD Economics expects future

interest rate reductions to be gradual,

as central banks assess how growth and inflation

respond.
The U.S. economy grew at a healthy 2.8%

average annual pace in calendar 2024

supported by resilient consumer spending and

strength in business
investment. Lower mortgage rates in the

spring and summer of 2024 delivered a late-year

boost to residential investment, although

a more recent backup in bond
yields is likely to slow the sector’s

momentum in the near term. With U.S.

domestic demand outpacing that of many

of its advanced economy peers, import

growth
continued to run ahead of exports, leading

to little growth support from international

trade.

Based on January 2025 data, the U.S. job

market has stabilized recently, with the unemployment rate at 4.0%,

up modestly from a year ago. This can be
characterized as a normalization following

tight conditions that persisted for longer than

expected after the pandemic. The U.S. economy

carries the markings of a
“soft landing” that has been allowing inflation

pressures to gradually drift lower. Accordingly, the U.S. central bank trimmed its policy rate by a full percentage point
from September to December 2024, before

pausing in January 2025.

At its January 2025 meeting, the Federal Reserve

indicated that further interest rate reductions

would require additional progress towards

achieving its inflation
mandate. TD Economics expects this condition

to be met by the summer of 2025,

opening the door for the federal funds rate

to be lowered to 3.75-4.00% by the
end of calendar 2025 – a level still on the restrictive

side. The potential for higher federal government

deficits and increased import tariffs represent

upside risks to
both inflation and interest rates, while a strong

U.S. dollar poses a downside risk.

After Canada’s economy slowed notably in calendar

2023, strong population gains and lower

interest rates lifted economic growth

in calendar 2024 to an
estimated 1.9% in real terms on a fourth quarter-over-fourth quarter basis. Population increases have

also contributed to labour force growth outpacing

job
creation, taking the unemployment rate higher

and cooling labour market conditions. The

unemployment rate was 6.6% in January 2025,

above its pre-pandemic
level, but still below its long-run average. Looking

ahead, TD Economics expects population

growth to slow sharply over the next few

years as the federal
government’s immigration policy changes restrict

immigration. The negative impact of

weaker population inflows on consumer spending

and housing activity is
likely to be more than offset by the boost to activity

from lower interest rates.

The risk of U.S. import tariffs on Canadian goods

has emerged as a major downside

risk to the Canadian economic outlook. Even

if tariffs are not as severe as
proposed, the uncertainty is likely to dampen

business investment in Canada.

No other major central bank has reduced interest

rates as aggressively as the Bank

of Canada in recent years. The Canadian

central bank lowered its overnight
rate further to 3.00% in January 2025,

two percentage points below its peak in

calendar 2024. TD Economics expects the

Bank of Canada to continue trimming
interest rates, reaching 2.25% by the

middle of calendar 2025. Historically-wide interest

rate differentials between Canada and the

U.S. – alongside concerns
around U.S. import tariffs – have weakened the

Canadian dollar. TD Economics expects the Canadian dollar

will trade in the 68 to 70 U.S. cent range over

the
next few quarters assuming major U.S. tariffs are

avoided.
HOW THE BANK REPORTS
The Bank prepares its Interim Consolidated

Financial Statements in accordance

with IFRS, the current GAAP, and refers to results prepared in accordance with
IFRS as “reported”

results.

Non-GAAP and Other Financial Measures
In addition to reported results, the Bank also

presents certain financial measures, including

non-GAAP financial measures that are historical,

non-GAAP ratios,
supplementary financial measures and capital

management measures, to assess its results.

Non-GAAP financial measures, such as “adjusted”

results, are utilized
to assess the Bank’s businesses and to measure

the Bank’s overall performance.
To
arrive at adjusted results, the Bank adjusts

for “items of note” from reported
results. Items of note are items which management

does not believe are indicative of underlying

business performance and are disclosed

in Table 3. Non-GAAP
ratios include a non-GAAP financial measure

as one or more of its components. Examples

of non-GAAP ratios include adjusted basic

and diluted earnings per
share (EPS), adjusted dividend payout ratio, adjusted

efficiency ratio, net of ISE, and adjusted effective

income tax rate. The Bank believes that

non-GAAP
financial measures and non-GAAP ratios provide

the reader with a better understanding of how

management views the Bank’s performance. Non-GAAP

financial
measures and non-GAAP ratios used in this document

are not defined terms under IFRS and,

therefore, may not be comparable to similar

terms used by other
issuers. Supplementary financial measures

depict the Bank’s financial performance and position,

and capital management measures depict

the Bank’s capital
position, and both are explained in this document

where they first appear.
U.S. Strategic Cards
The Bank’s U.S. strategic cards portfolio is comprised

of agreements with certain U.S. retailers

pursuant to which TD is the U.S. issuer

of private label and co-
branded consumer credit cards to their U.S.

customers. Under the terms of the individual

agreements, the Bank and the retailers

share in the profits generated by
the relevant portfolios after credit losses.

Under IFRS, TD is required to present the gross

amount of revenue and PCL related to these

portfolios in the Bank’s
Interim Consolidated Statement of Income.

At the segment level, the retailer program

partners’ share of revenues and credit

losses is presented in the Corporate
segment, with an offsetting amount (representing

the partners’ net share) recorded in Non-interest

expenses, resulting in no impact to Corporate’s

reported net
income (loss). The net income (loss) included

in the U.S. Retail segment includes only

the portion of revenue and credit losses attributable

to TD under the
agreements.
Investment in The Charles Schwab Corporation

and IDA Agreement
As at January 31, 2025, the Bank accounted

for its investment in Schwab using the equity

method. The U.S. Retail segment reflected

the Bank’s share of net
income from its investment in Schwab.

The Corporate segment net income (loss)

included

amounts for amortization of acquired intangibles,

the acquisition and
integration charges related to the Schwab

transaction, and the Bank’s share of restructuring

and other charges incurred by Schwab.

The Bank’s share of Schwab’s
earnings available to common shareholders

was reported with a one-month lag. For further

details, refer to Note 12 of the Bank’s 2024

Annual Consolidated
Financial Statements.
On August 21, 2024, the Bank sold 40.5

million shares of common stock of Schwab for

proceeds of approximately $3.4 billion (US$2.5

billion). The share sale
reduced the Bank’s ownership interest in Schwab

from 12.3% to 10.1%. The Bank recognized

approximately $1.0 billion (US$0.7 billion) as

other income (net of
$0.5 billion (US$0.4 billion) loss from AOCI

reclassified to earnings), in the fourth quarter

of fiscal 2024.

On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab

through a registered offering and share repurchase

by Schwab. For
further details, refer to “Significant and Subsequent

Events” section of this document.

The Bank will discontinue recording its share

of earnings available to
common shareholders from its investment

in Schwab in the second quarter of fiscal

2025.

TD BANK GROUP • FIRST QUARTER 2025

• EARNINGS NEWS RELEASE

On November 25, 2019, the Bank and Schwab

signed an insured deposit account agreement

(the “2019 Schwab IDA Agreement”), with

an initial expiration
date of July 1, 2031. Under the 2019 Schwab

IDA Agreement, starting July 1, 2021, Schwab

had the option to reduce the deposits by up

to US$10 billion per year
(subject to certain limitations and adjustments),

with a floor of US$50 billion. In addition, Schwab

requested some further operational flexibility

to allow for the
sweep deposit balances to fluctuate over

time, under certain conditions and subject to

certain limitations.
On May 4, 2023, the Bank and Schwab entered

into an amended insured deposit account agreement

(the “2023 Schwab IDA Agreement” or the

“Schwab IDA
Agreement”), which replaced the 2019 Schwab

IDA Agreement. Pursuant to the 2023 Schwab

IDA Agreement, the Bank continues to make

sweep deposit
accounts available to clients of Schwab. Schwab

designates a portion of the deposits

with the Bank as fixed-rate obligation amounts

(FROA). Remaining deposits
are designated as floating-rate obligations.

In comparison to the 2019 Schwab IDA Agreement,

the 2023 Schwab IDA Agreement extends

the initial expiration date
by three years to July 1, 2034 and provides

for lower deposit balances in its first

six years, followed by higher balances in

the later years. Specifically, until
September 2025, the aggregate FROA

will serve as the floor. Thereafter, the floor will be set at US$60 billion.

In addition, Schwab had the option to buy

down up
to $6.8 billion (US$5 billion) of FROA by paying

the Bank certain fees in accordance with

the 2023 Schwab IDA Agreement, subject

to certain limits.
During the first quarter of fiscal 2024, Schwab

exercised its option to buy down the remaining

$0.7 billion (US$0.5 billion) of the US$5 billion

FROA buydown
allowance and paid $32 million (US$23

million) in termination fees to the Bank in accordance

with the 2023 Schwab IDA Agreement. By the

end of the first quarter
of fiscal 2024, Schwab had completed its buydown

of the full US$5 billion FROA buydown allowance

and had paid a total of $337 million (US$250

million) in
termination fees to the Bank. The fees were

intended to compensate the Bank for losses

incurred from discontinuing certain hedging

relationships and for lost
revenues. The net impact was recorded in

net interest income.

Subsequent to the sale of the Bank’s entire remaining

equity investment in Schwab, the Bank

continues to have a business relationship

with Schwab through
the IDA Agreement.

Refer to Note 27 of the Bank’s 2024 Annual

Consolidated Financial Statements for further details

on the Schwab IDA Agreement.
The following table provides the operating results

on a reported basis for the Bank.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars) For the three months ended
January 31 October 31 January 31
2025 2024 2024
Net interest income $ 7,866 $ 7,940 $ 7,488
Non-interest income 6,183 7,574 6,226
Total revenue 14,049 15,514 13,714
Provision for (recovery of) credit losses 1,212 1,109 1,001
Insurance service expenses 1,507 2,364 1,366
Non-interest expenses 8,070 8,050 8,030
Income before income taxes and share

of net income from
investment in Schwab 3,260 3,991 3,317
Provision for (recovery of) income taxes 698 534 634
Share of net income from investment in

Schwab
231 178 141
Net income (loss) – reported 2,793 3,635 2,824
Preferred dividends and distributions on other

equity instruments
86 193 74
Net income (loss) attributable to common

shareholders
$ 2,707 $ 3,442 $ 2,750

TD BANK GROUP • FIRST QUARTER 2025

• EARNINGS NEWS RELEASE

The following table provides a reconciliation between

the Bank’s adjusted and reported results.

For further details refer to the “Significant

and Subsequent Events”
or “How We Performed” sections.
TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation

of Adjusted to Reported Net Income
(millions of Canadian dollars) For the three months ended
January 31 October 31 January 31
2025 2024 2024
Operating results – adjusted
Net interest income
1,2
$ 7,920 $ 8,034 $ 7,545
Non-interest income
3
7,110 6,863 6,226
Total revenue 15,030 14,897 13,771
Provision for (recovery of) credit losses 1,212 1,109 1,001
Insurance service expenses 1,507 2,364 1,366
Non-interest expenses
4
7,983 7,731 7,125
Income before income taxes and share of net income from
investment in Schwab 4,328 3,693 4,279
Provision for (recovery of) income taxes 962 695 872
Share of net income from investment in Schwab
5
257 207 230
Net income – adjusted 3,623 3,205 3,637
Preferred dividends and distributions on other equity instruments 86 193 74
Net income available to common shareholders –

adjusted
3,537 3,012 3,563
Pre-tax adjustments for items of note
Amortization of acquired intangibles
6
(61) (60) (94)
Acquisition and integration charges related to the Schwab

transaction
4,5
– (35) (32)
Share of restructuring and other charges from investment

in Schwab
5
– – (49)
Restructuring charges
4
– – (291)
Acquisition and integration-related charges
4
(52) (82) (117)
Impact from the terminated FHN acquisition-related capital

hedging strategy
1
(54) (59) (57)
Gain on sale of Schwab shares
3
– 1,022 –
U.S. balance sheet restructuring
3
(927) (311) –
Indirect tax matters
2,4
– (226) –
FDIC special assessment
4
– 72 (411)
Global resolution of the investigations into the Bank’s

U.S. BSA/AML program
4
– (52) –
Less: Impact of income taxes
Amortization of acquired intangibles (9) (8) (15)
Acquisition and integration charges related to the Schwab

transaction
– (9) (6)
Restructuring charges – – (78)
Acquisition and integration-related charges (11) (18) (24)
Impact from the terminated FHN acquisition-related capital

hedging strategy
(13) (14) (14)
U.S. balance sheet restructuring (231) (77) –
Indirect tax matters – (53) –
FDIC special assessment – 18 (101)
Total adjustments for items

of note
(830) 430 (813)
Net income (loss) available to common shareholders

– reported
$ 2,707 $ 3,442 $ 2,750
1
After the termination of the merger agreement between the Bank and FHN on May 4, 2023, the residual impact of the strategy is reversed through net interest income – Q1 2025: ($54) million,

Q4 2024: ($59) million,
Q1 2024: ($57) million, reported in the Corporate segment.

2

Adjusted net interest income excludes the following item of note:
i.
Indirect tax matters – Q4 2024: $35 million, reported in the Corporate segment.
3

Adjusted non-interest income excludes the following items of note:
i.

The Bank sold 40.5 million shares of common stock of Schwab and recognized a gain on the sale

– Q4 2024: $1,022 million, reported in the Corporate segment; and
ii.
U.S. balance sheet restructuring – Q1 2025: $927 million, Q4 2024: $311 million, reported in the U.S. Retail segment.
4
Adjusted non-interest expenses exclude the following items of note:
i.

Amortization of acquired intangibles – Q1 2025: $35 million, Q4 2024: $33 million, Q1 2024: $63 million, reported in the Corporate segment;
ii.

The Bank’s own acquisition and integration charges related to the Schwab transaction – Q4 2024: $33 million, Q1 2024: $23 million, reported in the Corporate segment;
iii.

Restructuring charges – Q1 2024: $291 million, reported in the Corporate segment;

iv.

Acquisition and integration-related charges – Q1 2025: $52 million, Q4 2024: $82 million, Q1 2024:

$117 million, reported in the Wholesale Banking segment;
v.

Indirect tax matters – Q4 2024: $191 million, reported in the Corporate segment;
vi.

FDIC special assessment – Q4 2024: ($72) million, Q1 2024: $411 million, reported in the U.S. Retail segment; and
vii.

Charges for the global resolution of the investigations into the Bank’s U.S. BSA/AML program – Q4 2024:

$52 million, reported in the U.S. Retail segment.
5
Adjusted Share of net income from investment in Schwab excludes the following items of note on an after-tax basis. The earnings impact of these items is reported in the Corporate segment:
i.

Amortization of Schwab-related acquired intangibles – Q1 2025: $26 million, Q4 2024: $27 million,

Q1 2024: $31 million;
ii.

The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – Q4 2024: $2 million, Q1 2024: $9 million;
iii.

The Bank’s share of restructuring charges incurred by Schwab – Q1 2024: $27 million; and
iv.
The Bank’s share of the FDIC special assessment charge incurred by Schwab – Q1 2024: $22 million.
6
Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the Share
of net income from investment in Schwab, reported in the Corporate segment. Refer to footnotes 4 and

5 for amounts.

TD BANK GROUP • FIRST QUARTER 2025

• EARNINGS NEWS RELEASE

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE
1
(Canadian dollars) For the three months ended
January 31 October 31 January 31
2025 2024 2024
Basic earnings (loss) per share – reported $ 1.55 $ 1.97 $ 1.55
Adjustments for items of note 0.47 (0.25) 0.45
Basic earnings per share – adjusted $ 2.02 $ 1.72 $ 2.01
Diluted earnings (loss) per share – reported $ 1.55 $ 1.97 $ 1.55
Adjustments for items of note 0.47 (0.25) 0.45
Diluted earnings per share – adjusted $ 2.02 $ 1.72 $ 2.00
1

EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.
Return on Common Equity
The consolidated Bank ROE is calculated

as reported net income available to common

shareholders as a percentage of average

common equity. The
consolidated Bank adjusted ROE is calculated

as adjusted net income available to

common shareholders as a percentage of average

common equity. Adjusted
ROE is a non-GAAP financial ratio and

can be utilized in assessing the Bank’s use of equity.
ROE for the business segments is calculated

as the segment net income attributable

to common shareholders as a percentage of average

allocated capital. The
Bank’s methodology for allocating capital to its

business segments is largely aligned

with the common equity capital requirements

under Basel III. Capital allocated
to the business segments was 11.5% Common Equity Tier 1 (CET1) Capital effective fiscal 2024.

TABLE 5: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2025 2024 2024
Average common equity $ 106,133 $ 102,051 $ 100,269
Net income (loss) attributable to common

shareholders – reported
2,707 3,442 2,750
Items of note, net of income taxes 830 (430) 813
Net income available to common shareholders

– adjusted
$ 3,537 $ 3,012 $ 3,563
Return on common equity – reported 10.1% 13.4% 10.9%
Return on common equity – adjusted 13.2 11.7 14.1
Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles

on the investments in Schwab and
other acquired intangible assets, net of related

deferred tax liabilities. ROTCE is calculated

as reported net income available to common

shareholders after
adjusting for the after-tax amortization of

acquired intangibles, which are treated as an

item of note, as a percentage of average

TCE. Adjusted ROTCE is
calculated using reported net income available

to common shareholders, adjusted for all

items of note, as a percentage of average

TCE. TCE, ROTCE, and
adjusted ROTCE can be utilized in assessing

the Bank’s use of equity. TCE is a non-GAAP financial measure,

and ROTCE and adjusted ROTCE are

non-GAAP
ratios.

TABLE 6: RETURN ON TANGIBLE COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2025 2024 2024
Average common equity $ 106,133 $ 102,051 $ 100,269
Average goodwill 19,205 18,568 18,208
Average imputed goodwill and intangibles on investments

in Schwab
5,116 5,328 6,056
Average other acquired intangibles
1
482 508 615
Average related deferred tax liabilities (237) (230) (231)
Average tangible common equity 81,567 77,877 75,621
Net income (loss) attributable to common

shareholders – reported
2,707 3,442 2,750
Amortization of acquired intangibles, net of income

taxes
52 52 79
Net income (loss) attributable to common

shareholders adjusted for
amortization of acquired intangibles,

net of income taxes
2,759 3,494 2,829
Other items of note, net of income taxes 778 (482) 734
Net income available to common shareholders

– adjusted
$ 3,537 $ 3,012 $ 3,563
Return on tangible common equity 13.4% 17.8% 14.9%
Return on tangible common equity – adjusted 17.2 15.4 18.7
1

Excludes intangibles relating to software and asset servicing rights.

TD BANK GROUP • FIRST QUARTER 2025

• EARNINGS NEWS RELEASE

HOW OUR BUSINESSES PERFORMED
For management reporting purposes, the Bank’s business

operations and activities are organized around

the following four key business segments:

Canadian
Personal and Commercial Banking, U.S.

Retail, Wealth Management and Insurance, and

Wholesale Banking. The Bank’s other activities

are grouped into the
Corporate segment.
Results of each business segment reflect revenue,

expenses, assets, and liabilities generated

by the businesses in that segment. Where

applicable,

the Bank
measures and evaluates the performance of

each segment based on adjusted results

and ROE, and for those segments,

the Bank indicates that the measure is
adjusted. For further details, refer to the “How

We Performed”

section of this document, the “Business

Focus”

section in the Bank’s 2024 MD&A, and Note

28 of
the Bank’s Consolidated Financial Statements

for the year ended October 31, 2024. Effective

the first quarter of 2025, certain U.S. governance

and control
investments, including costs for U.S. BSA/AML

remediation, previously reported

in the Corporate segment are now reported

in the U.S. Retail segment.
Comparative amounts have been reclassified

to conform with the presentation adopted

in the current period.
PCL related to performing (Stage 1 and Stage

2) and impaired (Stage 3) financial assets, loan

commitments, and financial guarantees is recorded

within the
respective segment.

Net interest income within Wholesale Banking

is calculated on a taxable equivalent basis

(TEB), which means that the value of non-taxable

or tax-exempt
income, including certain dividends, is adjusted

to its equivalent pre-tax value. Using

TEB allows the Bank to measure income from

all securities and loans
consistently and makes for a more meaningful

comparison of net interest income with similar

institutions. The TEB increase to net interest income

and provision for
income taxes reflected in Wholesale Banking

results is reversed in the Corporate segment.

The TEB adjustment for the quarter was $15

million, compared with
$19 million in the prior quarter and $29 million

in the first quarter last year.
Share of net income from investment in

Schwab is reported in the U.S. Retail

segment. Amounts for amortization of acquired

intangibles,

the acquisition and
integration charges related to the Schwab

transaction,

and the Bank’s share of restructuring and

other charges incurred by Schwab are recorded

in the Corporate
segment.
TABLE 7: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2025 2024 2024
Net interest income $ 4,135 $ 4,058 $ 3,833
Non-interest income 1,014 1,006 1,051
Total revenue 5,149 5,064 4,884
Provision for (recovery of) credit losses –

impaired
459 456 364
Provision for (recovery of) credit losses –

performing
62 (26) 59
Total provision for (recovery of) credit losses 521 430 423
Non-interest expenses 2,086 2,102 1,984
Provision for (recovery of) income taxes 711 709 692
Net income $ 1,831 $ 1,823 $ 1,785
Selected volumes and ratios
Return on common equity
1
31.4% 32.0% 34.6%
Net interest margin (including on securitized

assets)
2
2.81 2.80 2.84
Efficiency ratio 40.5 41.5 40.6
Number of Canadian retail branches 1,063 1,060 1,062
Average number of full-time equivalent staff 27,422 27,930 29,271
1

Capital allocated to the business segment was 11.5% CET1 Capital.
2

Net interest margin is calculated by dividing net interest income by average interest-earning assets. Average interest-earning assets used in the calculation of net interest margin is a non-
GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed”

section of this document and the Glossary in the Bank’s first quarter 2025
MD&A for additional information about these metrics.

Quarterly comparison – Q1 2025 vs. Q1 2024
Canadian Personal and Commercial

Banking net income for the quarter was

$1,831 million, an increase of $46

million, or 3%, compared with the first quarter

last
year, reflecting higher revenue, partially offset by higher non-interest expenses and PCL. The annualized

ROE for the quarter was 31.4%, compared

with 34.6% in
the first quarter last year.
Revenue for the quarter was $5,149 million, an

increase of $265 million, or 5%,

compared with the first quarter last year. Net interest income was
$4,135 million, an increase of $302 million, or

8%, primarily reflecting volume growth.

Average loan volumes increased $24 billion,

or 4%, reflecting 4% growth in
personal loans and 6% growth in business

loans. Average deposit volumes increased $25

billion, or 5%, reflecting 4% growth in personal

deposits and 7% growth
in business deposits. Net interest margin

was 2.81%, a decrease of 3 basis points

(bps), primarily due to changes to balance

sheet mix reflecting the transition of
Bankers’ Acceptances (BAs) to Canadian Overnight

Repo Rate Average (CORRA)-based loans.

Non-interest income was $1,014 million, a decrease

of
$37 million, or 4%, compared with the

first quarter last year, primarily reflecting lower fees due to the transition of BAs to CORRA-based loans in

the prior year, the
impact of which is offset in net interest income.
PCL for the quarter was $521 million, an increase

of $98 million compared with the first quarter

last year. PCL – impaired was $459 million, an increase of
$95 million, or 26%, reflecting credit

migration in the consumer and commercial

lending portfolios. PCL – performing was

$62 million, an increase of $3 million
compared to the prior year. The performing provisions this quarter were largely recorded in the commercial lending

portfolio reflecting policy and trade uncertainty
that could impact the economic trajectory and

credit performance, partially offset by an update

to the economic forecast. Total PCL as an annualized percentage of credit volume was 0.35%, an increase of

5 bps compared with the first quarter last

year.
Non-interest expenses for the quarter were $2,086

million, an increase of $102 million, or

5%, compared with the first quarter

last year, reflecting higher
technology spend, the impact of the compensation

initiative whereby the Bank’s eligible non-executive

employees received share compensation

(the “TD Share
Compensation Initiative”),

and various other operating expenses.
The efficiency ratio for the quarter was 40.5%,

compared with 40.6% in the first quarter

last year.
Quarterly comparison – Q1 2025 vs. Q4 2024
Canadian Personal and Commercial

Banking net income for the quarter was

$1,831 million, an increase of $8 million, relatively

flat compared with the prior
quarter, primarily reflecting higher revenue and lower non-interest expenses, partially offset by higher PCL. The annualized

ROE for the quarter was 31.4%,
compared with 32.0% in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2025

• EARNINGS NEWS RELEASE

Revenue increased $85 million, or 2%, compared

with the prior quarter. Net interest income increased $77

million, or 2%, reflecting volume growth and higher
margins. Average loan volumes increased $6 billion,

or 1%, reflecting 1% growth in personal

loans and 2% growth in business loans.

Average deposit volumes
increased $8 billion, or 2%, reflecting 1%

growth in personal deposits and 3% growth

in business deposits. Net interest margin

was 2.81%, an increase of 1 basis
point, primarily driven by changes to balance

sheet mix. As we look forward to Q2, while

many factors can impact margins, including

the impact of any further Bank
of Canada rate cuts, competitive market dynamics,

and deposit reinvestment rates and

maturity profiles, we expect NIM to be relatively

stable
3
. Non-interest
income increased $8 million, or 1% compared

with the prior quarter.
PCL for the quarter was $521 million, an increase

of $91 million compared with the prior

quarter. PCL – impaired was $459 million, an increase of

$3 million, or
1%, reflecting credit migration in the consumer

lending portfolios largely offset by lower

provisions in the commercial lending portfolio.

PCL – performing was a
build of $62 million, compared with a recovery

of $26 million in the prior quarter. The performing provisions this quarter were largely recorded in the commercial
lending portfolio reflecting policy and trade

uncertainty that could impact the economic

trajectory and credit performance, partially offset by

an update to the
economic forecast. Total PCL as an annualized percentage of credit volume was 0.35%, an increase of 5 bps compared

with the prior quarter.
Non-interest expenses decreased $16 million,

or 1% compared with the prior quarter.

The efficiency ratio was 40.5%, compared with 41.5%

in the prior quarter.
U.S. Retail
Update on U.S. Balance Sheet Restructuring

Activities
The Bank continued to focus on executing

the balance sheet restructuring activities

disclosed in the 2024 MD&A to help ensure

we can continue to support
customers’ financial needs in the U.S. while

not exceeding the limitation on the

combined total assets of TD Bank, N.A. and

TD Bank USA, N.A. (the “U.S. Bank”).
As previously disclosed, the Bank expects

to reposition its U.S. investment portfolio by

selling up to US$50 billion of lower yielding investment

securities and
reinvesting the proceeds into a similar composition

of assets but yielding higher rates.

During the first quarter, the Bank sold approximately US$13.1 billion of
bonds. In the aggregate, since the announcement

of the U.S. balance sheet restructuring

activities on October 10, 2024, through

January 31, 2025, the Bank has
sold approximately US$15.9 billion of bonds

from its U.S. investment portfolio for an

aggregate loss of US$875 million pre-tax

and US$657 million after-tax.
Between February 1, 2025, through February

26, 2025, the Bank sold an additional

US$3.1 billion of bonds, resulting in a loss of

US$197 million pre-tax and
US$148 million after-tax. The Bank expects

to complete its investment portfolio repositioning

no later than the first half of calendar 2025

and expects the net
interest income benefit from these sales

to be at the upper end of the previously disclosed

range of US$300 million to US$500 million pre-tax

in fiscal 2025
4
.

In addition, the Bank continues to target reducing

the U.S. Bank’s assets by approximately 10%

from the asset level as of September 30, 2024,

largely by selling
or winding down certain non-scalable or non-core

U.S. loan portfolios that do not align

with the U.S. Retail segment’s focused strategy

or have lower returns on
investment such as the correspondent lending,

residential jumbo mortgage, export

and import lending, and commercial

auto dealer portfolios. This reduction in
assets combined with natural balance sheet

run-off, is expected to be largely complete by

the end of fiscal 2025 and reduce net interest

income in the U.S. Retail
segment by approximately US$200 million

to US$225 million pre-tax in fiscal 2025
5
.
This quarter, the Bank used proceeds from investment maturities,

plus cash on hand, to pay down US$25

billion of short-term borrowings.

In addition, loans were
reduced by US$2 billion, reflecting loan run-off and

some loan sales in certain non-scalable and

non-core U.S. loan portfolios. Accordingly, as of January 31, 2025, the combined total assets of the U.S. Bank

were US$402 billion. In the aggregate, total

losses associated with the Bank’s U.S. balance

sheet restructuring
activities from October 10, 2024 through

January 31, 2025 are US$878 million pre-tax

and US$659 million after-tax. In total, the

Bank’s collective balance sheet
restructuring actions are expected to result

in a loss up to US$1.5 billion after-tax, and impact

capital as executed
4
,5
.
Subsequent to quarter end, the Bank reached

an agreement to sell approximately US$9

billion of certain U.S. residential mortgage

loans (correspondent lending
loans), which is expected to result in

a recognition of a pre-tax loss of approximately

US$600 million in the second quarter of

2025
5
.
3
The Bank’s Q2 2025 net interest margin expectations for the segment are based on the Bank’s assumptions regarding factors such as Bank of Canada rate cuts, competitive market dynamics, and deposit reinvestment rates and maturity profiles, and are subject to inherent risks and uncertainties,

including those set out in the “Risk Factors That May Affect Future
Results” section of the Bank’s 2024 MD&A and the first quarter 2025 MD&A.
4

The amount of bonds that the Bank sells and the timing of such sales, are subject to market conditions and other factors. Accordingly, the expected loss incurred as well as the expected amount of net interest income benefit, are subject to risk and uncertainties and are based on assumptions regarding the timing of when such bonds are sold, the interest rates at the time of sale as well as other market factors and conditions which are not entirely within the Bank’s control.
5

The Bank’s estimates regarding net interest income impacts are based on assumptions regarding the timing of when such assets are sold or wound down. The Bank’s ability to successfully dispose of the assets is subject to inherent risks and uncertainty and there is no guarantee that the

Bank will be able to sell the assets in the timeline outlined or achieve the purchase price which it currently expects. The ability to sell the assets will depend on market factors and conditions and any sale will likely be subject to customary closing terms and
conditions which could involve regulatory approvals which are not entirely within the Bank’s control.

TD BANK GROUP • FIRST QUARTER 2025

• EARNINGS NEWS RELEASE

TABLE 8: U.S. RETAIL
(millions of dollars, except as noted) For the three months ended
January 31 October 31 January 31
Canadian Dollars 2025 2024 2024
Net interest income $

3,064
$

2,924
$

2,899
Non-interest income (loss) – reported (282)

287

604
Non-interest income – adjusted
1,2

645

598

604
Total revenue – reported

2,782

3,211

3,503
Total revenue – adjusted
1,2

3,709

3,522

3,503
Provision for (recovery of) credit losses –

impaired

529

418

377
Provision for (recovery of) credit losses –

performing
(78) (29)

8
Total provision for (recovery of) credit losses

451

389

385
Non-interest expenses – reported

2,380

2,324

2,459
Non-interest expenses – adjusted
1,3

2,380

2,344

2,048
Provision for (recovery of) income taxes – reported (192) (50) (17)
Provision for (recovery of) income taxes – adjusted
1

39

9

84
U.S. Retail Bank net income – reported

143

548

676
U.S. Retail Bank net income – adjusted
1

839

780

986
Share of net income from investment in

Schwab
4,5

199

154

194
Net income – reported $

342
$

702
$

870
Net income – adjusted
1

1,038

934

1,180
U.S. Dollars
Net interest income $

2,160
$

2,141
$

2,141
Non-interest income (loss) – reported (198)

212

446
Non-interest income – adjusted
1,2

454

438

446
Total revenue – reported

1,962

2,353

2,587
Total revenue – adjusted
1,2

2,614

2,579

2,587
Provision for (recovery of) credit losses –

impaired

371

306

279
Provision for (recovery of) credit losses –

performing
(53) (21)

6
Total provision for (recovery of) credit losses

318

285

285
Non-interest expenses – reported

1,675

1,703

1,815
Non-interest expenses – adjusted
1,3

1,675

1,717

1,515
Provision for (recovery of) income taxes – reported (136) (37) (12)
Provision for (recovery of) income taxes – adjusted
1

27

6

62
U.S. Retail Bank net income – reported

105

402

499
U.S. Retail Bank net income – adjusted
1

594

571

725
Share of net income from investment in

Schwab
4,5

142

114

144
Net income – reported $

247
$

516
$

643
Net income – adjusted
1

736

685

869
Selected volumes and ratios
Return on common equity – reported
6

2.9
%

6.2
%

8.1
%
Return on common equity – adjusted
1,6

8.6

8.2

11.0
Net interest margin
1,7

2.86

2.77

3.03
Efficiency ratio – reported

85.4

72.4

70.2
Efficiency ratio – adjusted
1

64.1

66.6

58.6
Assets under administration (billions of U.S.

dollars)
8
$

43
$

43
$

40
Assets under management (billions of U.S.

dollars)
8

9

8

7
Number of U.S. retail stores

1,134

1,132

1,176
Average number of full-time equivalent staff

28,276

27,802

27,985
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

Adjusted non-interest income excludes the following item of note:
i.

U.S. balance sheet restructuring – Q1 2025: $927 million or US$652 million ($696 million or US$489 million after tax), Q4 2024:

$311 million or US$226 million ($234 million or
US$170 million after tax).
3

Adjusted non-interest expenses exclude the following items of note:
i.

FDIC special assessment – Q4 2024: ($72) million or US($52) million (($54) million or US($39) million after tax), Q1

2024: $411 million or US$300 million ($310 million

or
US$226 million after tax); and
ii.

Charges for the global resolution of the investigations into the Bank’s U.S. BSA/AML program –

Q4 2024: $52 million or US$38 million (before and after tax).
4
The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to

Note 7 of the Bank’s first quarter 2025 Interim Consolidated Financial Statements for further details.
5
The after-tax amounts for amortization of acquired intangibles, the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade, the Bank’s share of Schwab’s restructuring charges,

and the Bank’s share of Schwab’s FDIC special assessment charge are recorded in the Corporate segment.

6
Capital allocated to the business segment was 11.5% CET1

Capital.
7
Net interest margin is calculated by dividing U.S. Retail segment’s net interest income by average interest-earning assets excluding the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral, which management believes better reflects segment performance.

In addition, the value of tax-exempt interest income is
adjusted to its equivalent before-tax value. For investment securities, the adjustment to fair value is included in the calculation of average interest-earning assets. Net interest income and average interest-earning assets used in the calculation are non-GAAP financial measures.

Management believes this calculation better reflects segment performance.
8
For additional information about this metric, refer to the Glossary in the Bank’s first quarter

2025 MD&A.
Quarterly comparison – Q1 2025 vs. Q1 2024
U.S. Retail reported net income for the quarter

was $342 million (US$247 million), a decrease

of $528 million (US$396 million), or 61%

(62% in U.S. dollars),
compared with the first quarter last year. On an adjusted

basis, net income for the quarter was

$1,038 million (US$736 million), a decrease

of $142 million
(US$133 million), or 12% (15% in U.S. dollars).

The reported and adjusted annualized ROE

for the quarter were 2.9% and 8.6%, respectively, compared

with 8.1%
and 11.0%, respectively, in the first quarter last year.
U.S. Retail net income includes contributions

from the U.S. Retail Bank and the Bank’s investment

in Schwab. Reported net income

for the quarter from the
Bank’s investment in Schwab was $199 million (US$142

million), an increase of $5 million (a decrease

of US$2 million), or 3% (a decrease of 1%

in U.S. dollars),
compared with the first quarter last year.
U.S. Retail Bank reported net income

was $143 million (US$105 million), a decrease

of $533 million (US$394 million), or 79%

(79% in U.S. dollars), compared
with the first quarter last year, primarily reflecting the impact of U.S. balance sheet restructuring activities,

higher governance and control investments,

including
costs for U.S. BSA/AML remediation,

and higher PCL, partially offset by the impact of

the FDIC special assessment charge in

the first quarter last year. U.S. Retail

TD BANK GROUP • FIRST QUARTER 2025

• EARNINGS NEWS RELEASE

Bank adjusted net income was $839 million

(US$594 million), a decrease of $147

million (US$131 million), or 15% (18% in

U.S. dollars), compared with the first
quarter last year, reflecting higher governance and control

investments, including costs for U.S. BSA/AML

remediation and higher PCL, partially offset by higher
revenue.
Reported revenue for the quarter was US$1,962

million, a decrease of US$625 million, or 24%,

compared with the first quarter last year. On an adjusted basis, revenue for the quarter was US$2,614

million, an increase of US$27 million, or 1%.

Net interest income of US$2,160 million, increased

US$19 million, or 1%,
driven by higher deposit margins and

the impact of U.S. balance sheet restructuring activities.

Net interest margin of 2.86% decreased

17 bps due to maintaining
elevated liquidity levels (which negatively

impacted net interest margin by 19 bps),

partially offset by the impact of U.S. balance sheet

restructuring activities, and
higher deposit margins. Reported non-interest

income (loss) was US($198) million, a

decrease of US$644 million, compared

with the first quarter last year,
reflecting the impact of U.S. balance

sheet restructuring activities, partially offset by higher

fee revenue. On an adjusted basis, non-interest

income of
US$454 million increased US$8 million, or

2%, compared with the first quarter last

year, reflecting higher fee revenue.
Average loan volumes increased US$2 billion,

or 1%, compared with the first quarter last

year. Personal loans increased 3%, reflecting solid mortgage and auto
originations, and business loans decreased

1%. Excluding the impact of the loan portfolios

identified for sale or run-off under our U.S. balance

sheet restructuring
program, average loan volumes increased

US$5 billion, or 3%
6,7
. Average deposit volumes decreased US$10 billion,

or 3%, reflecting a 11% decrease in sweep
deposits and a 4% decrease in business deposits,

partially offset by a 3% increase in personal

deposit volumes. Excluding sweep deposits,

average deposits were
flat.
Assets under administration (AUA) were

US$43 billion as of January 31, 2025, an increase

of US$3 billion, or 8%, compared with the

first quarter last year,
reflecting net asset growth. Assets under

management (AUM) were US$9 billion

as of January 31, 2025, an increase of

US$2 billion, or 29%, compared with the
first quarter last year.
PCL for the quarter was US$318 million,

an increase of US$33 million compared

with the first quarter last year. PCL – impaired was US$371 million,

an
increase of US$92 million, or 33%, largely

reflecting credit migration in the commercial

lending portfolio, and the adoption impact

of a model update in the U.S.
Cards portfolio. PCL – performing was a recovery

of US$53 million, compared with a build

of US$6 million in the prior year. The performing recovery

this quarter
was largely recorded in the consumer lending

portfolios, reflecting the adoption impact

of a model update in the U.S. Cards portfolio,

partially offset by a build in
the commercial lending portfolio related

to policy and trade uncertainty that could

impact the economic trajectory and

credit performance. U.S. Retail PCL including
only the Bank’s share of PCL in the U.S. strategic

cards portfolio, as an annualized percentage

of credit volume was 0.67%, an increase

of 6 bps, compared with
the first quarter last year.
Effective the first quarter of 2025, U.S. Retail segment

non-interest expenses include certain U.S.

governance and control investments, including

costs for U.S.
BSA/AML remediation which were previously

reported in the Corporate segment.

Comparative amounts have been reclassified

to conform with the presentation
adopted in the current period.

Reported non-interest expenses for the quarter

were US$1,675 million, a decrease of

US$140 million, or 8%, compared to the

first
quarter last year, reflecting the impact of the FDIC special assessment charge in the first quarter last year, partially offset by higher governance and control
investments including costs of US$86

million for U.S. BSA/AML remediation, and

higher operating expenses. Our governance

and control investments in this
quarter were higher compared to the first

quarter last year as remediation efforts progressed

over this period and we expect this year-over-year

trend to continue
into the second quarter of 2025
8
. On an adjusted basis, non-interest expenses

increased US$160 million, or 11%, reflecting higher governance and control
investments including costs for U.S.

BSA/AML remediation, and higher operating

expenses.
The reported and adjusted efficiency ratios for

the quarter were 85.4% and 64.1%, respectively, compared with 70.2%

and 58.6%, respectively, in the first
quarter last year.
Quarterly comparison – Q1 2025 vs. Q4 2024
U.S. Retail reported net income was $342

million (US$247 million), a decrease of $360

million (US$269 million), or 51% (52% in U.S. dollars),

compared with the
prior quarter. On an adjusted basis, net income for the

quarter was $1,038 million (US$736 million),

an increase of $104 million (US$51 million), or

11% (7% in
U.S. dollars). The reported and adjusted annualized

ROE for the quarter were 2.9% and 8.6%,

respectively, compared with 6.2% and 8.2%, respectively, in the prior quarter.

The contribution from Schwab of $199

million (US$142 million) increased $45

million (US$28 million), or 29% (25%

in U.S. dollars), compared with the prior
quarter.

U.S. Retail Bank reported net income

was $143 million (US$105 million), a decrease

of $405 million (US$297 million), or 74%

(74% in U.S. dollars) compared
with the prior quarter, primarily reflecting the impact of

U.S. balance sheet restructuring activities, higher

PCL, and the expense recovery of the FDIC

special
assessment charge in the prior quarter, partially offset by the impact of the charges for the global resolution of

the investigations into the Bank’s U.S. BSA/AML
program in the prior quarter. U.S. Retail Bank adjusted net

income was $839 million (US$594

million), an increase of $59 million (US$23 million),

or 8% (4% in
U.S. dollars), compared to the prior quarter, primarily reflecting higher revenue, partially offset by higher non-interest

expenses (lower in U.S. dollars) and higher
PCL.

Reported revenue was US$1,962 million,

a decrease US$391 million, or 17%,

compared with the prior quarter. Net interest income of US$2,160 million
increased US$19 million, or 1%, reflecting the

impact of U.S. balance sheet restructuring activities,

partially offset by lower deposit margins. Net

interest margin of
2.86% increased 9 bps, compared with the

prior quarter, due to impact of U.S. balance sheet restructuring activities and normalization of liquidity levels

(which
positively impacted net interest margin by

5 bps), partially offset by lower deposit margins.

Net Interest Margin in the second quarter

is expected to deliver
substantial expansion,

reflecting ongoing U.S. balance sheet

restructuring activities and further normalization

of our elevated liquidity levels
9
. Reported non-
interest income (loss) was US($198)

million, compared with reported non-interest income

of US$212 million in the prior quarter, reflecting the impact of U.S.
balance sheet restructuring activities. On

an adjusted basis, non-interest income of

US$454 million increased US$16 million,

or 4%, compared with the prior
quarter, reflecting higher fee revenue.
Average loan volumes were relatively flat, compared

with the prior quarter, reflecting a 1% decrease in business loans, offset by a 1% increase in personal
loans. Excluding the impact of the loan portfolios

identified for sale or run-off under our U.S. balance

sheet restructuring program, average loan

volumes were
6

Loan portfolios identified for sale or run-off include correspondent lending, residential jumbo mortgage,

export and import lending, commercial auto dealer portfolio, and other non-core portfolios. Q1 2025 average loan volumes: US$192 billion (Q4 2024: US$193 billion; Q1 2024: US$191 billion).

Q1 2025 average loan volumes of loan portfolios identified for sale or run-
off: US$22 billion (Q4 2024: US$23 billion; Q1 2024: US$25 billion). Q1 2025 average loan volumes excluding loan portfolios identified for sale or run-off: US$170 billion (Q4 2024:
US$170 billion; Q1 2024: US$166 billion).
7

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures”

in the “How We Performed” section of this
document.
8

Expense estimates are subject to inherent risks and uncertainties and may vary based on the Bank’s ability to successfully execute against its projects or programs in accordance with its plans, including its ability to successfully execute against the U.S. BSA/AML remediation program. As well, expense estimates may vary if the scope of work in the U.S.

BSA/AML
remediation plan changes as a result of additional findings that are identified as work progresses.
9

The Bank’s Q2 2025 net interest margin expectations for the segment are based on the Bank’s assumptions regarding interest rates, deposit reinvestment rates, average asset levels, execution of planned restructuring opportunities, and other variables, and are subject to inherent risks and uncertainties,

including those set out in the “Risk Factors That May Affect
Future Results” section of this document.

TD BANK GROUP • FIRST QUARTER 2025

• EARNINGS NEWS RELEASE

flat
6
,7
. Average deposit volumes increased US$3

billion, or 1%, compared with the prior

quarter, reflecting a 1% increase in personal deposits and

a 3% increase in
sweep deposits, partially offset by a 1% decrease

in business deposits.
AUA were US$43 billion as of January 31,

2025, flat compared with the prior quarter. AUM were US$9

billion, an increase of $1 billion, or 13%,

compared with
the prior quarter.
PCL for the quarter was US$318 million,

an increase of US$33 million compared

with the prior quarter. PCL – impaired was US$371 million, an increase of
US$65 million, or 21%, largely reflected

in the U.S. Cards portfolio, related

to the adoption impact of a model update, and

typical seasonal trends. PCL –
performing was a recovery of US$53

million, compared with a recovery of US$21

million in the prior quarter. The performing recovery this quarter was largely
recorded in the consumer lending portfolios, reflecting

the adoption impact of a model update in

the U.S. Cards portfolio, partially offset by a build

in the
commercial lending portfolio related to policy

and trade uncertainty that could impact the

economic trajectory and credit performance.

U.S. Retail PCL including
only the Bank’s share of PCL in the U.S. strategic

cards portfolio, as an annualized percentage

of credit volume was 0.67%, an increase

of 7 bps, compared with
the prior quarter.
Reported non-interest expenses for the quarter

were US$1,675 million, a decrease of US$28

million, or 2%, compared with the prior quarter, largely reflecting lower legal and regulatory expenses, partially

offset by higher operating expenses. On an adjusted

basis, non-interest expenses decreased

US$42 million, or 2%.
The reported and adjusted efficiency ratios for

the quarter were 85.4% and 64.1%, respectively, compared with 72.4%

and 66.6%, respectively, in the prior
quarter.
TABLE 9: WEALTH MANAGEMENT AND INSURANCE
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2025 2024 2024
Net interest income $ 369 $ 321 $ 285
Non-interest income
1
3,229 3,616 2,850
Total revenue 3,598 3,937 3,135
Provision for (recovery of) credit losses –

impaired
– – –
Provision for (recovery of) credit losses –

performing
– – –
Total provision for (recovery of) credit losses – – –
Insurance service expenses
2
1,507 2,364 1,366
Non-interest expenses 1,173 1,107 1,047
Provision for (recovery of) income taxes 238 117 167
Net income $ 680 $ 349 $ 555
Selected volumes and ratios
Return on common equity 42.7% 22.5% 37.5%
Return on common equity – Wealth Management
3
61.9 56.6 44.5
Return on common equity – Insurance 21.9 (13.1) 29.3
Efficiency ratio 32.6 28.1 33.4
Efficiency ratio, net of ISE
4
56.1 70.4 59.2
Assets under administration (billions of Canadian

dollars)
5
$ 687 $ 651 $ 576
Assets under management (billions of Canadian

dollars)
556 530 479
Average number of full-time equivalent staff 15,059 14,939 15,386
1

Includes recoveries from reinsurers for catastrophe claims – Q1 2025: nil, Q4 2024: $718 million, Q1 2024: nil.
2

Includes estimated losses related to catastrophe claims – Q1 2025: nil, Q4 2024: $1,020 million, Q1 2024: $10 million.
3

Capital allocated to the business was 11.5% CET1 Capital.
4

Efficiency ratio, net of ISE is calculated by dividing non-interest expenses by total revenue, net of ISE.

Total revenue, net of ISE

– Q1: 2025 $2,091

million, Q4 2024: $1,573 million,
Q1 2024: $1,769 million. Total revenue,

net of ISE is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the

“How We Performed” section and the
Glossary in the Bank’s first quarter 2025 MD&A for additional information about this metric.
5
Includes
AUA administered by TD Investment Services Inc. which is part of the Canadian Personal and Commercial

Banking segment.
Quarterly comparison – Q1 2025 vs. Q1 2024
Wealth Management and Insurance net income

for the quarter was $680 million, an increase

of $125 million, or 23%,

compared with the first quarter last year,
reflecting Wealth Management net income of

$512 million, an increase of $157 million, or

44%, compared with the first quarter last

year, and Insurance net income
of $168 million, a decrease of $32 million, or 16%,

compared with the first quarter last year. The annualized

ROE for the quarter was 42.7%, compared

with 37.5%
in the first quarter last year. Wealth Management annualized ROE for the quarter was 61.9%, compared

with 44.5% in the first quarter last year, and Insurance
annualized ROE for the quarter was 21.9%

compared with 29.3% in the first quarter

last year.
Revenue for the quarter was $3,598

million, an increase of $463

million, or 15%, compared with the first quarter

last year. Non-interest income was
$3,229 million, an increase of $379 million, or

13%, reflecting higher insurance

premiums, fee-based revenue, and transaction

revenue. Net interest income was
$369 million, an increase of $84 million, or 29%,

compared with the first quarter last year, reflecting higher deposit margins and volume growth.

AUA were $687 billion as at January 31, 2025,

an increase of $111 billion, or 19%, and AUM were $556 billion as at January 31, 2025, an increase of
$77 billion, or 16%, compared with the

first quarter last year, both reflecting market appreciation and net asset growth.

Insurance service expenses for the quarter

were $1,507 million, an increase of $141

million, or 10%, compared with the first quarter

last year, primarily reflecting
increased claims severity.
Non-interest expenses for the quarter were $1,173

million, an increase of $126 million, or

12%, compared with the first quarter last year, reflecting

higher
variable compensation,

higher spend supporting business growth initiatives

from technology costs and employee-related

expenses including the impact of TD
Share Compensation Initiative.
The efficiency ratio for the quarter was 32.6%,

compared with 33.4% in the first quarter

last year. The efficiency ratio, net of ISE for the quarter was

56.1%,
compared with 59.2% in the first quarter last

year.

Quarterly comparison – Q1 2025 vs. Q4 2024
Wealth Management and Insurance net income

for the quarter was $680 million, an increase

of $331 million, or 95%, compared

with the prior quarter, reflecting
Wealth Management net income of $512 million,

an increase of $64 million, or 14%, compared

with the prior quarter, and Insurance net income of $168

million, an
increase of $267 million, compared with a loss

of $99 million in the prior quarter. The annualized ROE

for the quarter was 42.7%, compared with

22.5% in the prior
quarter. Wealth Management annualized ROE for the quarter was

61.9%, compared with 56.6% in the prior

quarter, and Insurance annualized ROE for the quarter
was 21.9% compared with -13.1% in the

prior quarter.
Revenue decreased $339

million, or 9%, compared with the prior quarter, primarily as a result of reinsurance recoveries for

catastrophe claims in the prior
quarter of $718 million. Non-interest income

decreased $387

million, or 11%, reflecting lower reinsurance recoveries for catastrophe claims, partially offset by

TD BANK GROUP • FIRST QUARTER 2025

• EARNINGS NEWS RELEASE

lower costs of reinsurance reinstatement

premiums, higher fee-based revenue,

transaction

revenue and insurance premiums. Net

interest income increased
$48 million, or 15%, reflecting higher deposit

volumes and margins.
AUA increased $36 billion, or 6%, and AUM

increased $26

billion, or 5%, compared with the prior

quarter, both reflecting market appreciation and net asset
growth.
Insurance service expenses for the quarter

decreased $857 million, or 36%, compared

with the prior quarter, primarily the result of estimated losses from
catastrophe claims of $1,020 million in

the prior quarter, partially offset by increased claims severity.
Non-interest expenses increased $66 million,

or 6%, compared with the prior quarter, primarily reflecting higher employee-related expenses including

the impact
of TD Share Compensation Initiative

and higher variable compensation.
The efficiency ratio for the quarter was 32.6%,

compared with 28.1% in the prior quarter. The efficiency ratio,

net of ISE for the quarter was 56.1%, compared
with 70.4% in the prior quarter.
TABLE 10: WHOLESALE BANKING
1
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2025 2024 2024
Net interest income (loss) (TEB) $ (107) $ 221 $ 198
Non-interest income 2,107 1,550 1,582
Total revenue 2,000 1,771 1,780
Provision for (recovery of) credit losses –

impaired
33 134 5
Provision for (recovery of) credit losses –

performing
39 – 5
Total provision for (recovery of) credit losses 72 134 10
Non-interest expenses – reported 1,535 1,336 1,500
Non-interest expenses – adjusted
1,2
1,483 1,254 1,383
Provision for (recovery of) income taxes (TEB)

– reported
94 66 65
Provision for (recovery of) income taxes

(TEB) – adjusted
1
105 84 89
Net income – reported $ 299 $ 235 $ 205
Net income – adjusted
1
340 299 298
Selected volumes and ratios
Trading-related revenue (TEB)
3
$ 904 $ 633 $ 730
Average gross lending portfolio (billions of Canadian

dollars)
4
100.9 97.0 96.2
Return on common equity – reported
5
7.3% 5.9% 5.3%
Return on common equity – adjusted
1,5
8.3 7.5 7.6
Efficiency ratio – reported 76.8 75.4 84.3
Efficiency ratio – adjusted
1
74.2 70.8 77.7
Average number of full-time equivalent staff 6,919 6,975 7,100
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

Adjusted non-interest expenses exclude the acquisition and integration-related charges for the Cowen acquisition

– Q1 2025: $52 million ($41 million after tax), Q4 2024: $82 million
($64 million after tax), Q1 2024: $117 million ($93 million after tax).
3

Includes net interest income (loss) TEB of ($404) million, Q4 2024: ($149) million, Q1 2024: ($54) million, and trading income (loss) of $1,308 million, Q4 2024: $782 million, Q1 2024:
$784 million. Trading-related revenue (TEB) is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section and the Glossary in the Bank’s first quarter 2025

MD&A for additional information about this metric.
4

Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps, and allowance for credit losses.
5

Capital allocated to the business segment was 11.5% CET1 Capital.
Quarterly comparison – Q1 2025 vs. Q1 2024
Wholesale Banking reported net income for

the quarter was $299 million, an increase

of $94 million, or 46%, compared with the

first quarter last year, primarily
reflecting higher revenues, partially offset by higher

PCL and non-interest expenses. On an

adjusted basis, net income was $340

million, an increase of
$42 million, or 14%, compared with the

first quarter last year.
Revenue for the quarter was $2,000 million, an

increase of $220 million, or 12%,

compared with the first quarter last year. Higher revenue

primarily reflects
higher trading-related revenue and underwriting

fees.
PCL for the quarter was $72 million, an increase

of $62 million compared with the first quarter

last year. PCL – impaired was $33 million, an increase of
$28 million compared with the prior year, primarily reflecting a few new impairments. PCL – performing

was $39

million, an increase of $34 million compared

to the
prior year. The performing build this quarter reflects policy and trade uncertainty that could impact the economic

trajectory and credit performance.
Reported non-interest expenses for the quarter

were $1,535 million, an increase of $35

million, or 2%, compared with the first quarter

last year, primarily
reflecting higher variable compensation

commensurate with higher revenues, higher

front office and technology costs.

The higher non-interest expenses are
partially offset by the impact of a provision related

to the U.S. record keeping and trading regulatory

matters recorded in the same quarter last year

and lower
acquisition and integration-related costs. On

an adjusted basis, non-interest expenses

were $1,483 million, an increase of $100 million,

or 7%.
Quarterly comparison – Q1 2025 vs. Q4 2024
Wholesale Banking reported net income for

the quarter was $299 million, an increase

of $64 million, or 27%, compared with the prior

quarter, primarily reflecting
higher revenues and lower PCL, partially offset

by higher non-interest expenses. On an adjusted

basis, net income was $340 million, an increase

of $41 million, or
14%.
Revenue for the quarter increased $229 million,

or 13%, compared with the prior quarter. Higher revenue

primarily reflects higher trading-related

revenue.
PCL for the quarter was $72 million, a decrease

of $62 million compared with the prior quarter. PCL – impaired was $33 million, a decrease of $101 million, due
to higher impairments in the prior period.

PCL – performing was $39 million,

an increase of $39 million. The performing

build this quarter reflects policy and trade
uncertainty that could impact the economic

trajectory and credit performance.

Reported non-interest expenses for the quarter

increased $199 million, or 15%, compared

with the prior quarter, primarily reflecting higher variable compensation commensurate with higher

revenues, partially offset by lower acquisition

and integration-related costs. On an adjusted

basis, non-interest expenses
increased $229 million, or 18%.

TD BANK GROUP • FIRST QUARTER 2025

• EARNINGS NEWS RELEASE

TABLE 11: CORPORATE
(millions of Canadian dollars) For the three months ended
January 31 October 31 January 31
2025 2024 2024
Net income (loss) – reported $ (359) $ 526 $ (591)
Adjustments for items of note
Amortization of acquired intangibles 61 60 94
Acquisition and integration charges related

to the Schwab transaction
– 35 32
Share of restructuring and other charges

from investment in Schwab
– – 49
Restructuring charges – – 291
Impact from the terminated FHN acquisition-related

capital hedging strategy
54 59 57
Gain on sale of Schwab shares – (1,022) –
Indirect tax matters – 226 –
Less: impact of income taxes 22 84 113
Net income (loss) – adjusted
1
$ (266) $ (200) $ (181)
Decomposition of items included in net

income (loss) – adjusted
Net corporate expenses
2
$ (370) $ (389) $ (217)
Other 104 189 36
Net income (loss) – adjusted
1
$ (266) $ (200) $ (181)
Selected volumes
Average number of full-time equivalent staff 22,748 22,826 23,437
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

For additional information about this metric, refer to the Glossary in the first quarter of 2025 MD&A, which is incorporated by reference.
Quarterly comparison – Q1 2025 vs. Q1 2024

Corporate segment’s reported net loss for the quarter

was $359 million, compared with a reported

net loss of $591 million in the first quarter

last year. The lower
net loss primarily reflects the impacts of

prior year restructuring charges,

share of restructuring charges from investment

in Schwab and higher revenue from
treasury and balance sheet activities in the

current quarter. Net corporate expenses increased $153

million compared to the prior year, primarily reflecting higher governance and control costs, pension and

benefit related costs. The adjusted net

loss for the quarter was $266 million,

compared with an adjusted net loss of
$181 million in the first quarter last year.

Quarterly comparison – Q1 2025 vs. Q4 2024

Corporate segment’s reported net loss for the quarter

was $359 million, compared with a reported

net income of $526 million in the prior quarter. The quarter-over-
quarter decrease primarily reflects the impacts

of prior quarter gain on sale of Schwab

shares, partially offset by the provision for indirect

tax matters. Net
corporate expenses decreased $19 million

compared to the prior quarter. The adjusted net loss

for the quarter was $266 million, compared with an

adjusted net
loss of $200 million in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2025

• EARNINGS NEWS RELEASE

SHAREHOLDER AND INVESTOR INFORMATION
Shareholder Services
If you: And your inquiry relates to:

Please contact:
Are a registered shareholder (your name appears
on your TD share certificate)
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
dividend bank account changes, the dividend
reinvestment plan, eliminating duplicate mailings

of
shareholder materials or stopping (or resuming)
receiving annual and quarterly reports
Transfer Agent:
TSX Trust Company
301-100 Adelaide Street West
Toronto, ON M5H 4H1

1-800-387-0825 (Canada and U.S. only)
or 416-682-3860
Facsimile: 1-888-249-6189

shareholderinquiries@tmx.com or www.tsxtrust.com

Hold your TD shares through the

Direct Registration System

in the United States
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
eliminating duplicate mailings of shareholder
materials or stopping (or resuming) receiving

annual
and quarterly reports
Co-Transfer Agent and Registrar:
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
or
Computershare Trust Company, N.A.
150 Royall Street
Canton, MA 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S.: 201-680-6610
Email inquiries: web.queries@computershare.com
For electronic access to your account visit:
www.computershare.com/investor

Beneficially own TD shares that are

held in the
name of an intermediary, such as a bank,

a trust
company, a securities broker or other nominee
Your TD shares, including questions

regarding the
dividend reinvestment plan and mailings of
shareholder materials
Your intermediary
For all other shareholder inquiries, please

contact TD Shareholder Relations at

416-944-6367 or 1-866-756-8936 or email

tdshinfo@td.com. Please note that by
leaving us an e-mail or voicemail message,

you are providing your consent for us to

forward your inquiry to the appropriate party

for response.

Access to Quarterly Results Materials
Interested investors, the media and others

may view the first quarter earnings news release,

results slides, supplementary financial

information, and the Report to
Shareholders on the TD Investor Relations

website at www.td.com/investor/.
Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference

call in Toronto, Ontario on February

27, 2025. The call will be audio webcast

live through TD’s website at
9:30 a.m. ET. The call will feature presentations

by TD executives on the Bank’s

financial results for the first quarter and

discussions of related disclosures,
followed by a question-and-answer period with analysts.

The presentation material referenced

during the call will be available on the

TD website at
www.td.com/investor

on February 27,

2025, in advance of the call.

A listen-only telephone line

is available at 416-340-2217 or 1-800-806-5484

(toll free) and the
passcode is 2829533#.
The audio webcast and presentations will be

archived at
www.td.com/investor
. Replay of the teleconference will be available

from 5:00 p.m. ET on
February 27, 2025, until 11:59 p.m. ET on

March 14, 2025, by calling 905-694-9451 or 1-800-408-3053

(toll free). The passcode is 8753393#.
Annual Meeting
Thursday, April 10, 2025
Toronto, Ontario
About TD Bank Group
The Toronto-Dominion Bank and its

subsidiaries are collectively known as

TD Bank Group (“TD” or the “Bank”).

TD is the sixth largest bank in North

America by
assets and serves over 27.9 million customers

in four key businesses operating in a

number of locations in financial centres around

the globe: Canadian Personal
and Commercial Banking, including

TD Canada Trust and TD

Auto Finance Canada; U.S. Retail,

including TD Bank, America’s

Most Convenient Bank®, TD

Auto
Finance U.S., and TD Wealth (U.S.); Wealth

Management and Insurance, including

TD Wealth (Canada), TD Direct Investing,

and TD Insurance; and Wholesale
Banking, including TD Securities and

TD Cowen.

TD also ranks among the world’s leading

online financial services firms, with more

than 17 million active online
and mobile customers. TD had $2.09

trillion in assets on January 31, 2025. The

Toronto-Dominion Bank trades under the

symbol “TD” on the Toronto Stock
Exchange and New York Stock Exchange.
For further information contact:
Brooke Hales,

Vice President, Investor Relations, 416-307-8647,

Brooke.hales@td.com

Elizabeth Goldenshtein,

Senior Manager, Corporate Communications,

416-994-4124, Elizabeth.goldenshtein@td.com